

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 22, 2017

<u>Via E-mail</u>
Angela D. Jilek
Director and Secretary
nVent Electric plc
43 London Wall
London, EC2M 5TF, United Kingdom

>   **Re: nVent Electric plc**
>   **Form 10**
>   **Filed October 30, 2017**
>   **File No. 001-38265**

Dear Ms. Jilek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Exhibit 99.1</u>

<u>Reasons for the Separation, page 18</u>

1.   Please revise your disclosure here and on page 45 to discuss the potential benefits and negative factors with equal prominence. We note that currently you provide a separate bullet point for each of the potential benefits but you include only a portion of the potential negative effects in one sentence at the top of page 19 and in the second full paragraph on page 46.

<u>Combined Results of Operations – Years Ended December 31, 2016 and 2015, page 76</u>

2.   Quantify the core growth in the industrial and commercial businesses that contributed to the increase in net sales in 2016 compared to 2015.

Electrical and Fastening Solutions, page 80

3.   Quantify the core growth in the commercial business that contributed to the increase in net sales for this segment in 2016 compared to 2015.

Change in Control Agreements, page 122

4.   Tell us whether there is a separate change in control agreement with each named executive officer. In this regard, we note you have only discussed the change in control agreement with Ms. Wozniak. File all change in control agreements as exhibits, or direct us to the exhibits you intend to file that contain the change in control provisions.

Description of nVent's Share Capital, page 148

5.   We note that the summary of the material terms of the company's capital stock is qualified by reference to the "applicable provisions of Irish law." Please revise.

Note 8. Income Taxes, page F-21

6.   We note that you have significant foreign operations and have not provided for income taxes on the undistributed earnings of your international subsidiaries where your intention is to reinvest these earnings permanently. Please revise the filing to disclose the amount of undistributed earnings for which you have not provided deferred taxes as of the most recent balance sheet date as required by ASC 740-30-50-2(b).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: John K. Wilson
        Foley & Lardner LLP